Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Results Announcement for the year ended December 31, 2014

(Summary of the 2014 Annual Report)

1 Important Notice

1.1 This results announcement is a summary of the 2014 Annual Report. Investors should read the 2014 Annual Report of PetroChina Company Limited (the “Company”) carefully for more details. A full version of the 2014 Annual Report can be downloaded from the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn).

1.2 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2014, which have been prepared in accordance with CAS and IFRS, have been audited by KPMG Huazhen (Special General Partnership) and KPMG Certified Public Accountants, respectively. Both firms have issued unqualified opinions on the financial statements.

1.3 Corporate Information

Stock name	PetroChina	PetroChina	PetroChina
Stock code	857	PTR	601857
Place of listing	Hong Kong Stock Exchange	The New York Stock Exchange, Inc.	Shanghai Stock Exchange

Contact persons and means of communication	Secretary to the Board of Directors	Representative on Securities Matters	Chief Representative of the Hong Kong Representative Office
Name	Wu Enlai	Liang Gang	Wei Fang
Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong
Postal code	100007
Telephone	86 (10) 5998 6270	86 (10) 5998 6959	(852) 2899 2010
Facsimile	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390
Email address	jh_dong@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

2 Key Financial Data and Changes in Shareholders

2.1 Key Financial Data Prepared under IFRS

Unit: RMB million

Items	For the year 2014	For the year 2013	Changes from the preceding year to this year (%)	For the year 2012
Turnover	2,282,962	2,258,124	1.1	2,195,296
Profit attributable to owners of the Company	107,172	129,599	(17.3)	115,326
Net cash flows from operating activities	356,477	288,529	23.5	239,288
Basic earnings per share (RMB)	0.59	0.71	(17.3)	0.63
Diluted earnings per share (RMB)	0.59	0.71	(17.3)	0.63
Return on net assets (%)	9.1	11.4	(2.3 percentage points )	10.8

Items	As at the end of 2014	As at the end of 2013	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2012
Total assets	2,405,473	2,342,110	2.7	2,168,896
Equity attributable to owners of the Company	1,175,894	1,132,735	3.8	1,064,010

2.2 Key Financial Data Prepared under CAS

Unit: RMB million

Items	For the year 2014	For the year 2013	Changes from the preceding year to this year (%)	For the year 2012
Operating income	2,282,962	2,258,124	1.1	2,195,296
Operating profit	153,877	151,711	1.4	165,431
Net profit attributable to equity holders of the Company	107,173	129,577	(17.3)	115,323
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	110,076	116,653	(5.6)	119,653
Net cash flows from operating activities	356,477	288,529	23.5	239,288
Weighted average returns on net assets (%)	9.3	11.4	(2.1 percentage points )	11.1
Basic earnings per share (RMB)	0.59	0.71	(17.3)	0.63
Diluted earnings per share (RMB)	0.59	0.71	(17.3)	0.63

Items	As at the end of 2014	As at the end of 2013	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2012
Total assets	2,405,376	2,342,004	2.7	2,168,837
Equity attributable to equity holders of the Company	1,176,010	1,132,850	3.8	1,064,147

2.3 Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2014 was 871,792, consisting of 864,170 holders of A shares and 7,622 registered holders of H shares (including 247 holders of the American Depository Shares). The minimum public float requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) are satisfied.

Number of shareholders as at the end of 2014	871,792	Number of shareholders as at the end of the 5th trading day preceding publication of this announcement (i.e. as at March 20, 2015)	877,936

Shareholdings of the top ten shareholders as at the end of 2014

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
China National Petroleum Corporation (“CNPC”)	State-owned	86.35	158,033,693,528	(1)	0	0
HKSCC Nominees Limited(2)	Overseas legal person	11.38	20,834,718,743	(3)	0	0
National Council for Social Security Fund of the PRC	State-owned legal person	0.219	400,000,000		0	0
China Securities Finance Corporation Limited	State-owned legal person	0.031	57,375,350		0	0
CSOP Asset Management Limited - CSOP FTSE China A50 ETF	Other	0.019	34,909,220		0	0
Guangxi Investment Group Co., Ltd.	State-owned legal person	0.017	30,330,045		0	0
Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund	Other	0.015	26,746,984		0	0
Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund	Other	0.014	25,908,531		0	0
Bank of China Limited - Jiashi CSI 300 Index Trading Securities Investment Fund	Other	0.012	21,197,706		0	148,500
Industrial and Commercial Bank of China Limited - Huatai-PineBridge CSI 300 Index ETF Securities Investment Fund	Other	0.008	15,474,900		0	0

Note (1):	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
Note (2):	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of other corporate or individual shareholders.
Note (3):	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

Statement on connected parties or concert parties among the above-mentioned shareholders:

Except for “Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund”, “Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund” and “Industrial and Commercial Bank of China Limited - Huatai-PineBridge CSI 300 Index ETF Securities Investment Fund” which are all under the custody of Industrial and Commercial Bank of China Limited, the Company is not aware of any connection among or between the above top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.4 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at December 31, 2014, so far as the Directors are aware, persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	158,033,693,528	(L)	Beneficial Owner	97.60	86.35

	H Shares	291,518,000	(L) (1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16

Aberdeen Asset Management Plc and its Associates (together the “Group”), on behalf of Accounts Managed by the Group	H Shares	1,680,255,599	(L)	Investment Manager	7.96	0.92

BlackRock, Inc. (2)	H Shares	1,440,324,673	(L)	Interest of Corporation Controlled by the Substantial Shareholder	6.83	0.79

		33,094,000	(S)		0.16	0.02

JPMorgan Chase & Co. (3)	H Shares	1,548,274,872	(L)	Beneficial Owner/ Investment Manager/ Custodian Corporation/Approved Lending Agent	7.33	0.85

		133,798,786	(S)	Beneficial Owner	0.63	0.07

		1,196,073,261	(LP)	Custodian Corporation/Approved Lending Agent	5.66	0.65

(L) Long position	(S) Short position	(LP) Lending pool

Note (1):	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
Note (2):	Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,440,324,673 H shares (long position) and 33,094,000 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.
Note (3):	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 291,178,211 H shares (long position) and 133,798,786 H shares (short position) were held in its capacity as beneficial owner, 60,990,000 H shares (long position) were held in its capacity as investment manager and 1,196,073,261 H shares (long position) were held in its capacity as custodian corporation/approved lending agent. These 1,548,274,872 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian corporation/approved lending agent.

As at December 31, 2014, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.5 Structure Chart on Ownership and Controlling Relationship between the Company and the Ultimate Controller

Note:	Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

3 Directors’ Report

3.1 Management Discussion and Analysis

In 2014, the demand in the oil and gas market grew slowly due to the slowdown in global economic recovery and the intensified downward pressure on the domestic economy. Despite the complicated and severe domestic and international economic environment, the Group adhered to the guidelines of quality, profitability and sustainable development, made overall plans for resources and markets both in the PRC and abroad, focused on developing its principal business of oil and gas operations, strived to push forward the adjustment to business structure and the overall arrangement for and optimisation of production, actively implemented measures for broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency, made great efforts to strengthen safety and environmental protection, and implemented a series of reform measures focused on enhancement of output, sales and efficiency. As a result, the production and operation of the Group was stable and under control and the operating results met the expectations. In 2014, the Group achieved a turnover of RMB2,282,962 million, representing an increase of 1.1% as compared with last year. However, due to such factors as the fall in crude oil price and consecutive reduction of the domestic refined oil price, net profit attributable to owners of the Company in 2014 was RMB107,172 million, representing a decrease of 17.3% as compared with last year.

3.1.1 Market Review

(1) Crude Oil Market

The supply in the international oil market was relatively ample in 2014. International crude oil prices fluctuated and went up slightly in the first half of the year and plummeted in the second half. The price at the end of the year was less than half of the highest price in the middle of the year. The spread between the West Texas Intermediate (“WTI”) crude oil price and other benchmark oil prices narrowed generally. The annual average spot price of North Sea Brent crude oil was US$98.95 per barrel in 2014, representing a decrease of 8.9% as compared with last year. The annual average spot price of WTI crude oil was US$93.21 per barrel, representing a decrease of 4.9% as compared with last year.

(2) Refined Products Market

The market demand for refined products grew at a low to medium rate in 2014. The demand for gasoline maintained a comparatively rapid growth, while the demand for diesel fell for the first time since 2009. The domestic refining capacity continued to grow, leading to a generally ample supply in the market and a further increase in the net exports of refined products.

According to the relevant information, domestically processed crude oil amounted to 456.42 million tons in 2014, representing an increase of 2.8% as compared with last year. Domestic output of refined products was 284.91 million tons, representing an increase of 4.4% as compared with last year. The apparent consumption of refined products was 269.28 million tons, representing an increase of 2.0% as compared with last year. Of the foregoing amount, the apparent consumption of gasoline and diesel increased by 8.3% and decreased by 1.5%, respectively, as compared with last year. The State reduced the domestic refined oil price 11 times consecutively in the second half of 2014. As a result, the reference gasoline price, in aggregate, dropped by RMB2,050 per ton and the reference diesel price, in aggregate, dropped by RMB2,205 per ton. The price trend of domestic refined products was broadly in line with that of oil prices in the international markets.

(3) Chemical Products Market

In 2014, the slow global economic recovery resulted in insufficient motivation for consumption. A sharp drop in the crude oil price and the release of excess capacity in the global chemical industry led to a continuous downturn of the chemical products market. With the adjustment of domestic economic structure and increased imports of low-priced products, the price of chemical products remained at a low level and the supply still exceeded the demand in the chemical products market.

(4) Natural Gas Market

In 2014, the domestic output of natural gas grew steadily, the growth in natural gas imports slowed down and the growth in demand for natural gas similarly slowed down, and with the continuous optimisation of the consumption structure, the supply and demand in the natural gas market were basically balanced. According to relevant information and statistics, domestic output of natural gas reached 127.9 billion cubic metres in 2014, representing an increase of 5.7% as compared with last year; natural gas imports amounted to 57.8 billion cubic metres, representing an increase of 8.2% as compared with last year; and the apparent consumption of natural gas was 178.6 billion cubic metres, representing an increase of 5.6% as compared with last year.

3.1.2 Business Review

(1) Exploration and Production

Domestic Exploration

The Group continued to implement its “Peak Growth in Oil and Gas Reserves” Program in 2014. Emphasis was put on key basins and target zones. The Group pushed forward its oil exploration in a steady manner and made important discoveries during the course of oil exploration in the Junggar Basin, the Qaidam Basin, the Songliao Basin and the Bohai Bay Basin. The Group achieved outstanding results in gas exploration and made a number of important exploration achievements in the Sichuan Basin, the Erdos Basin and the Tarim Basin. The Group made significant breakthroughs in exploration of non-conventional resources such as tight oil in the Erdos Basin, the Songliao Basin and the Turpan-Ham Basin, indicating encouraging development of the exploration business.

Domestic Production and Development

In 2014, the Group optimised its overall development plan, accelerated the construction of key production capacities, carried out fine water injection, and implemented secondary development and major development experiments in a steady manner. As a result, the domestic crude oil output once again hit a new high. With regard to the natural gas business, emphasis was put on key gas areas. The Group organised its production and operation in a scientific manner and achieved safe and stable operation according to the annual plan, maintaining a high growth rate in the output of natural gas. The crude oil output in Daqing Oilfield has remained stable at more than 40 million tons for 12 consecutive years, the oil and natural gas equivalent output in Changqing Oilfield exceeded 55 million tons and the development of the “Xinjiang Daqing” and the Sichuan-Chongqing Gas Area proceeded as scheduled.

Overseas Oil and Gas

In 2014, the Group made major breakthroughs in the overseas oil and gas cooperation projects. The Group further diversified its gas source and signed a batch of new joint venture or cooperation agreements with several Central Asian countries and pushed forward the development of Central Asian oil and gas cooperation in a steady manner. In relation to overseas oil and gas exploration, the Group adhered to the principles of overall research, scientific argumentation and reasonable organisation and made further achievements in key exploration areas. The Group continued implementing three major projects, namely, water injection, horizontal well and enhancement of recovery rate, and optimised the arrangement for key production capacity construction, so as to ensure a stable output in the major oil and gas fields in Central Asia and other areas and to push forward the commencement and improvement of output in the new oil and gas fields in Iraq and other areas. In 2014, oil and gas equivalent output from overseas operations reached 147.2 million barrels, representing 10.1% of the total oil and natural gas equivalent of the Group.

In 2014, the Group’s total crude oil output reached 945.5 million barrels, representing an increase of 1.4% as compared with last year. The marketable natural gas output reached 3,028.8 billion cubic feet, representing an increase of 8.1% as compared with last year. The oil and natural gas equivalent output amounted to 1,450.4 million barrels, representing an increase of 3.6% as compared with last year. As at the end of the current reporting period, the total area to which the Group had the exploration and mining right of oil and natural gas (including coalbed methane) is 380.4 million acres, in which the area of exploration right was 353.2 million acres and the area of mining right was for 27.2 million acres. The net number of wells under drilling is 340. The net number of wells drilled during the current reporting period was 17,918.

Summary of Operations of the Exploration and Production Segment

	Unit	2014	2013	Year-on-year change (%)
Crude oil output	Million barrels	945.5	932.9	1.4
Marketable natural gas output	Billion cubic feet	3,028.8	2,801.9	8.1
Oil and natural gas equivalent output	Million barrels	1,450.4	1,400.0	3.6
Proved reserves of crude oil	Million barrels	10,593	10,820	(2.1)
Proved reserves of natural gas	Billion cubic feet	71,098	69,323	2.6
Proved developed reserves of crude oil	Million barrels	7,254	7,220	0.5
Proved developed reserves of natural gas	Billion cubic feet	35,824	32,813	9.2

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In 2014, the Group adhered to principles of market orientation and profitability, enhanced the allocation of resources and arrangements for production and operation, and optimised processing routing and product structure in accordance with market trends. The Group increased the production of products with merchantability, high-profitability and high added value. In 2014, the Group processed 1,010.6 million barrels of crude oil and produced 92.671 million tons of refined products, with a number of technical and economic indicators remaining favourable. For the sale of chemical products, the Group strengthened the overall synergy, arrangement and optimisation, accelerated the development and marketing of new products and achieved stable growth in sales volume of high-profitability products and in high-profitability regions. In 2014, the Group pushed forward its key refining and chemicals projects in an orderly manner. Sichuan Petrochemical fully commenced production and Yunnan Petrochemical accelerated its construction. The diesel quality upgrading and reformation projects were completed as scheduled and all automobile diesel reached the China IV standard.

Summary of Operations of the Refining and Chemicals Segment

	Unit	2014	2013	Year-on-year change (%)
Processed crude oil	Million barrels	1,010.6	992.3	1.8
Gasoline, kerosene and diesel output	’000 ton	92,671	90,282	2.6
of which: Gasoline	’000 ton	30,688	29,294	4.8
Kerosene	’000 ton	4,356	4,112	5.9
Diesel	’000 ton	57,627	56,876	1.3
Crude oil processing load	%	86.1	87.3	(1.2 percentage point	)
Light products yield	%	78.6	77.6	1 percentage point
Refining yield	%	93.8	93.4	0.4 percentage point
Ethylene	’000 ton	4,976	3,982	25.0
Synthetic Resin	’000 ton	7,951	6,537	21.6
Synthetic fibre materials and polymers	’000 ton	1,293	1,218	6.2
Synthetic rubber	’000 ton	745	665	12.0
Urea	’000 ton	2,663	3,771	(29.4)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2014, the Group took active steps to cope with unfavourable conditions such as the slowdown in the growth rate of refined oil market demand and downturn of market price, including making scientific allocation of oil products resources, optimising marketing structure and inventory control, emphasising on creating profits through retail business and sale of products with high profit and high efficiency, continuously enhancing the sale capacity per service station, promoting the transformation and potential-tapping of low-profitability service stations, and constructing golden terminals. The Group strengthened the development of its marketing network with approximately 150 new service stations. The total number of service stations operated by the Group reached 20,422.

International Trading Operations

The Group’s international trading operations continued to develop rapidly in 2014 with the further enhancement of international trade scale and operation quality. The Group’s ability to adjust its resources allocation continued to improve and the Group has made significant achievements in innovation, profit creation and market development.

Summary of Operations of the Marketing Segment

	Unit	2014	2013	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 ton	160,878	159,133	1.1
of which: Gasoline	’000 ton	59,821	52,350	14.3
Kerosene	’000 ton	14,016	13,482	4.0
Diesel	’000 ton	87,041	93,301	(6.7)
Market share in domestic retail market	%	39.6	39.4	0.2 percentage point
Number of service stations	Units	20,422	20,272	0.7
of which: owned service stations	Units	19,806	19,710	0.5
Sales volume per service station	Ton/day	10.78	10.96	(1.6)

(4) Natural Gas and Pipeline

In 2014, the Group organised oil allocation and transportation in a scientific manner, enhanced the operating load of pipelines, and achieved transmission increase and cost reduction. With respect to sales of natural gas, the Group proactively responded to the change of demand and supply in the market, coordinated various resources including domestically produced gas, imported gas and liquefied natural gas, optimised the distribution of market resources, improved the management of the demand side, strengthened potential-tapping in the key high-profitability markets, pushed forward the development of high-end users, and continuously improved the quality and profitability of sales. The construction of key oil and gas pipelines progressed in a steady manner. The West section of the Third West-East Gas Pipeline, the Hohhot-Baotou-Erdos Refined Oil Pipeline, the Fourth Daqing-Tieling Crude Oil Pipeline and other projects were successfully put into operation. The key domestic oil and gas pipelines were continuously improved.

As at the end of 2014, the Group’s domestic oil and gas pipelines measured a total length of 76,795 km, consisting of 48,602 km of natural gas pipelines, 18,107 km of crude oil pipelines and 10,086 km of refined product pipelines.

3.1.3 Review of Operating Results

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes set out thereto in the Annual Report and other sections thereof. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2014, the Group achieved a turnover of RMB2,282,962 million, representing an increase of 1.1% on a year-on-year basis. Profit attributable to owners of the Company was RMB107,172 million, representing a decrease of 17.3% on a year-on-year basis. Basic earnings per share were RMB0.59, representing a decrease of RMB0.12 on a year-on-year basis.

Turnover Turnover increased by 1.1% from RMB2,258,124 million for 2013 to RMB2,282,962 million for 2014. This was primarily due to the combined effects of the decreasing selling prices of crude oil and refined oil, the rising selling prices of natural gas coupled with the increase in the sales volume of crude oil, natural gas, gasoline and other major products. The table below sets out external sales volume and average realised prices for major products sold by the Group and their respective percentage of change in 2014 and 2013, respectively:

	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)
	2014	2013	Percentage of Change (%)	2014	2013	Percentage of Change (%)
Crude oil*	91,772	75,482	21.6	3,939	4,533	(13.1)
Natural gas (hundred million cubic metre, RMB/‘000 cubic metre)	1,252.78	985.41	27.1	1,366	1,226	11.4
Gasoline	59,821	52,350	14.3	7,354	7,866	(6.5)
Diesel	87,041	93,301	(6.7)	6,437	6,810	(5.5)
Kerosene	14,016	13,482	4.0	5,651	6,015	(6.1)
Heavy oil	14,003	14,788	(5.3)	4,316	4,443	(2.9)
Polyethylene	4,159	3,391	22.6	9,724	9,665	0.6
Lubricant	1,498	1,740	(13.9)	9,202	9,319	(1.3)

*	The sales volume of crude oil listed in the table above represents all external sales volume of crude oil of the Group.

Operating Expenses Operating expenses increased by 2.1% from RMB2,069,482 million for 2013 to RMB2,113,129 million for 2014, of which:

Purchases, Services and Other Purchases, services and other increased by 1.5% from RMB1,464,805 million for 2013 to RMB1,486,225 million for 2014. This was primarily due to the Group’s expansion of its trade scale.

Employee Compensation Costs Employee compensation costs (including salaries, such additional costs as different types of insurances, housing funds and training fees for the 534,652 employees of the Group and 319,346 market-oriented temporary and seasonal contractors) were RMB120,822 million for 2014, representing an increase of 3.8% from RMB116,422 million for 2013, primarily due to the fact that the level of income of frontline employees was duly protected by the Group and the increase of social insurances based on such factors as increases in the Consumer Price Index (“CPI”) and social average salary.

Exploration Expenses Exploration expenses amounted to RMB22,064 million for 2014, representing a decrease of 12.8% from RMB25,301 million for 2013. This was primarily due to the reduction of overseas exploration workload due to the fact that some overseas projects of the Group have entered into production phase.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 8.6% from RMB163,365 million for 2013 to RMB177,463 million for 2014. This was primarily due to increased average carrying value of fixed assets and the increased average net value of oil and gas properties of the Group leading to increase in the amounts of depreciation and depletion.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 7.1% from RMB79,021 million for 2013 to RMB73,413 million for 2014. This was primarily due to the fact that the Group proactively implemented measures for broadening sources of income, reducing expenditure, cutting costs and enhancing efficiency to strengthen control over costs and expenses.

Taxes other than Income Taxes Taxes other than income taxes decreased by 4.1% from RMB248,086 million for 2013 to RMB237,997 million for 2014. This was primarily due to the drop in the price of crude oil in 2014, leading to a decrease in the crude oil special gain levy payable by the Group from RMB72,726 million for 2013 to RMB64,376 million for 2014.

Other Income, net Other income, net, for 2014 was RMB4,855 million, representing a decrease of 82.4% from RMB27,518 million for 2013. This was primarily because the Group recognised the gain on investment of certain pipeline net assets and operations during the same period of last year.

Profit from Operations The profit from operations for 2014 was RMB169,833 million, representing a decrease of 9.97% from RMB188,642 million for 2013.

Net Exchange Loss/Gain Net exchange loss for 2014 was RMB2,313 million, while the net exchange gain for 2013 was RMB52 million. This was primarily due to the fact that the depreciation of Kazakhstani Tenge (KZT) caused increase of exchange loss during the reporting period.

Net Interest Expenses Net interest expenses increased by 4.1% from RMB20,859 million for 2013 to RMB21,723 million for 2014, primarily due to increase in the balance of interest-bearing debts to finance production, operation, and capital expenditures.

Profit Before Income Tax Expense Profit before income tax expense decreased by 12.0% from RMB178,063 million for 2013 to RMB156,759 million for 2014.

Income Tax Expense Income tax expense increased by 5.4% from RMB35,789 million for 2013 to RMB37,731 million for 2014, which was primarily due to the combined effect of the increase in income tax expense arising from adjustments of the policy for crude oil special gain levy deduction before income tax and the decrease of profit for the current period.

Profit for the Year Profit for the year decreased by 16.3% from RMB142,274 million for 2013 to RMB119,028 million for 2014.

Profit Attributable to Non-controlling Interests Net profit attributable to non-controlling interests decreased by 6.5%, from RMB12,675 million for 2013 to RMB11,856 million for 2014, which was primarily due to the decrease in the profits of certain overseas subsidiaries of the Group.

Profit Attributable to Owners of the Company Affected by the impact of the decrease in the selling price of crude oil and refined oil and the income generated from the contribution of certain pipeline net assets and business of the Group over the same period of last year, net profit attributable to owners of the Company decreased by 17.3% from RMB129,599 million for 2013 to RMB107,172 million for 2014.

(2) Segment Results

Exploration and Production

Turnover The realised turnover of the Exploration and Production segment for 2014 was RMB777,574 million, representing a decrease of 0.8% from RMB783,694 million for 2013, which was primarily due to the combined effect of the drop in the crude oil price and the increase in the natural gas price as well as the increase in the sales volume. The average realised crude oil price of the Group in 2014 was US$94.83 per barrel, representing a decrease of 5.6% from US$100.42 per barrel in 2013.

Operating Expenses Operating expenses of the Exploration and Production segment decreased by 0.6% from RMB593,996 million for 2013 to RMB590,677 million for 2014, which was primarily due to the combined effect of the decrease in the crude oil special gain levy paid for the sales of domestic crude oil during the current period and the increase in depreciation, depletion and amortisation.

The oil and gas lifting cost of the Group for 2014 was US$13.76 per barrel, representing an increase of 4.0% from US$13.23 per barrel for 2013. Excluding the effect of exchange rate movements, the oil and gas lifting cost increased by 3.2% as compared with last year. The growth of lifting cost has been effectively controlled as a result of the active implementation by the Group of the measures for broadening sources of income and reducing expenditure, as well as cutting costs and enhancing efficiency.

Profit from Operations In 2014, the Exploration and Production segment continued to maintain a stable profitability by proactively coping with the unfavourable conditions caused by the drop in oil price, through carrying out oil and gas production efficiently and enhancing its control over costs and expenses continuously. The realised profit from operations of the Exploration and Production segment was RMB186,897 million, representing a decrease of 1.5% from RMB189,698 million for 2013. Nevertheless, the Exploration and Production segment remained the most important profit contributing segment of the Group.

Refining and Chemicals

Turnover Turnover of the Refining and Chemicals segment decreased by 3.0% from RMB871,815 million for 2013 to RMB846,082 million for 2014, primarily due to the combined effect of the fall in refined and chemicals products price and optimisation of the allocation of resources, structure of products and production workload in the Refining and Chemicals segment.

Operating Expenses Operating expenses of the Refining and Chemicals segment decreased by 3.0% from RMB896,207 million for 2013 to RMB869,642 million for 2014, primarily due to the decrease in the expenses associated with the purchase of crude oil and feedstock oil from external suppliers.

In 2014, cash processing cost of refineries of the Group was RMB177.85 per ton, representing an increase of 10.8% from RMB160.55 per ton over the same period last year. This was primarily due to the increase in fuel and power costs.

Profit from Operations In 2014, the Refining and Chemicals segment adhered to the principle of market orientation, adjusted its operation strategy, and took various measures to enhance controls over key cost indicators. The Refining and Chemicals segment incurred a loss of RMB23,560 million, representing a decrease in loss of RMB832 million as compared with RMB24,392 million recorded in 2013. Of this, the refining operations recorded an operating loss of RMB7,155 million due to the impact of a reduction in gross profit from the decrease in the selling price of refined oil and the price of the inventory, representing an increase in loss of RMB2,447 million as compared with last year. The chemical operations recorded an operating loss of RMB16,405 million from the decrease in the demand of the chemical market. The Group kept optimising the structure of products and controlled its costs, resulting a decrease in loss of RMB3,279 million compared to the operation loss of RMB19,684 million for the same period last year.

Marketing

Turnover Turnover of the Marketing segment decreased by 0.4% from RMB1,946,806 million for 2013 to RMB1,938,501 million for 2014, primarily due to continuous downward adjustments in the refined oil price and a decrease in the sales volume of diesel.

Operating Expenses Operating expenses of the Marketing segment decreased by 0.3% from RMB1,939,244 million for 2013 to RMB1,933,080 million for 2014, primarily due to a decrease in the expenses arising from the purchase of refined oil from external suppliers.

Profit from Operations In 2014, the Marketing sector aimed for maximisation of the whole value of the Company, enhanced connection between production and sales, strengthened inventory management and focused on increasing sales of high grade gasoline and jet fuel. However, due to factors including a reduced speed of growth of the domestic economy and mild demand from the market, the Marketing segment recorded a profit from operations of RMB5,421 million for 2014, representing a decrease of 28.3% from RMB7,562 million for 2013.

Natural Gas and Pipeline

Turnover Turnover of the Natural Gas and Pipeline segment amounted to RMB284,262 million for 2014, representing an increase of 22.1% from RMB232,751 million for 2013. The increase was primarily due to the increases in both the sales volume and the selling price of natural gas.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment amounted to RMB271,136 million for 2014, representing an increase of 18.6% as compared to the same period last year, excluding the effect of the contribution of certain pipeline net assets and business in 2013, primarily due to the increase in the expense of the purchase of natural gas.

Profit from Operations In 2014, the Natural Gas and Pipeline segment enhanced management of the demand side, strengthened market development and resource allocation ability, realised an increase in both volume and efficiency of sales of natural gas, and achieved a profit from operations of RMB13,126 million for 2014, representing a decrease of 54.6% from RMB28,888 million in 2013. Excluding the effect brought about by the income generated from the contribution of certain pipeline net assets and business in 2013, the profit from operations increased by RMB9,060 million as compared with last year. In 2014, the Natural Gas and Pipeline segment recorded a net loss of RMB35,020 million from sales of imported gas, representing a decrease of loss of RMB6,852 million as compared with last year and consisting of a loss of RMB17,683 million for the sales of 29.270 billion cubic metres of natural gas imported from Central Asia, a loss of RMB20,450 million for the sales of 7.258 billion cubic metres of imported LNG, and a loss of RMB3,465 million for the sales of 3.226 billion cubic metres of natural gas imported from Myanmar.

In 2014, the Group’s international operations(note) realised a turnover of RMB803,779 million, representing 35.2% of the Group’s total turnover. Profit before income tax expense amounted to RMB19,242 million, representing 12.3% of the Group’s profit before income tax expense. The international operations achieved notable results and further increased their contribution to the Group.

Note: The four operating segments of the Group are Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2014	As at December 31, 2013	Percentage of Change
	RMB million	RMB million	%
Total assets	2,405,473	2,342,110	2.7
Current assets	391,308	430,953	(9.2)
Non-current assets	2,014,165	1,911,157	5.4
Total liabilities	1,087,692	1,072,175	1.4
Current liabilities	579,829	645,489	(10.2)
Non-current liabilities	507,863	426,686	19.0
Equity attributable to owners of the Company	1,175,894	1,132,735	3.8
Share capital	183,021	183,021	—
Reserves	285,570	280,414	1.8
Retained earnings	707,303	669,300	5.7
Total equity	1,317,781	1,269,935	3.8

Total assets amounted to RMB2,405,473 million, representing an increase of 2.7% from that as at the end of 2013, of which:

Current assets amounted to RMB391,308 million, representing a decrease of 9.2% from that as at the end of 2013, primarily due to the decrease in inventories.

Non-current assets amounted to RMB2,014,165 million, representing an increase of 5.4% from that as at the end of 2013, primarily due to the increase in capital expenditures, resulting in increase in properties, plants and equipment (including fixed assets, oil and gas properties, etc.).

Total liabilities amounted to RMB1,087,692 million, representing an increase of 1.4% from that as at the end of 2013, of which:

Current liabilities amounted to RMB579,829 million, representing a decrease of 10.2% from that as at the end of 2013, primarily due to the decrease in short-term borrowings.

Non-current liabilities amounted to RMB507,863 million, representing an increase of 19.0% from that as at the end of 2013, primarily due to the increase in long-term borrowings.

Equity attributable to owners of the Company amounted to RMB1,175,894 million, representing an increase of 3.8% from that as at the end of 2013, primarily due to the increase in undistributed profits.

(4) Cash Flows

As at December 31, 2014, the primary source of funds of the Group was cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

The table below sets forth the net cash flows of the Group for 2014 and 2013 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2014	2013
	RMB million	RMB million
Net cash flows from operating activities	356,477	288,529
Net cash flows used for investing activities	(290,838)	(266,510)
Net cash flows used for financing activities	(44,312)	(12,239)
Translation of foreign currency	1,044	(1,768)
Cash and cash equivalents at end of the year	73,778	51,407

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for 2014 amounted to RMB356,477 million, representing an increase of 23.5% from RMB288,529 million in 2013. This was mainly due to the Group’s increased efforts to promote tight balance management of funds, enhance inventory management and increase operating funds. As at December 31, 2014, the Group had cash and cash equivalents of RMB73,778 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 73.9% were denominated in Renminbi, approximately 20.0% were denominated in US Dollars, approximately 4.8% were denominated in HK Dollars and approximately 1.3% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

Net cash flows of the Group used for investing activities in 2014 amounted to RMB290,838 million, representing an increase of 9.1% from RMB266,510 million in 2013. The increase was primarily due to the impact of the increase of capital from the Group’s investment in a joint venture with certain pipeline net assets and business last year.

Net Cash Flows Used for Financing Activities

Net cash used by the Group for financing activities in 2014 was RMB44,312 million, representing an increase of RMB32,073 million from RMB12,239 million in 2013. This was primarily due to the efforts of the Group in strengthening the management of its interest-bearing borrowings, overall arrangement and optimisation of its debt structure and the increase in the repayment of borrowings as compared with last year.

The net liabilities of the Group as at December 31, 2014 and December 31, 2013, respectively, were as follows:

	As at December 31, 2014	As at December 31, 2013
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	169,128	192,767
Long-term borrowings	370,301	302,862

Total borrowings	539,429	495,629

Less: Cash and cash equivalents	73,778	51,407

Net borrowings	465,651	444,222

The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As at December 31, 2014	As at December 31, 2013
	RMB million	RMB million
Within 1 year	189,435	209,010
Between 1 and 2 years	76,999	72,992
Between 2 and 5 years	222,379	203,330
After 5 years	128,580	59,831

	617,393	545,163

Of the total borrowings of the Group as at December 31, 2014, approximately 63.2% were fixed-rate loans and approximately 36.8% were floating-rate loans. Of the borrowings as at December 31, 2014, approximately 74.6% were denominated in Renminbi, approximately 24.8% were denominated in US Dollars, and approximately 0.6% were denominated in other currencies.

As at December 31, 2014, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 29.0% (28.1% as at December 31, 2013).

(5) Capital Expenditures

In 2014, with respect to capital expenditures, the Group focused on the principles of quality and profitability, continued to optimise the capital expenditure structure, put more emphasis on the up-stream business and continued to enhance the sustainable development ability. In 2014, the capital expenditures of the Group amounted to RMB291,729 million, representing a decrease of 8.5% from RMB318,696 million in 2013. The table below sets out the capital expenditures of the Group for 2014 and 2013 and the estimated capital expenditures for 2015 for each of the business segments.

	2014		2013		Estimates for 2015
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	221,479	75.92	226,376	71.03	200,200	75.26
Refining and Chemicals	30,965	10.61	26,671	8.37	25,900	9.74
Marketing	5,616	1.93	7,101	2.23	9,000	3.38
Natural Gas and Pipeline	32,919	11.28	57,439	18.02	30,200	11.35
Head Office and Other	750	0.26	1,109	0.35	700	0.27

Total	291,729	100.00	318,696	100.00	266,000	100.00

*	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2014 and 2013, and the estimates for the same for 2015 would be RMB231,480 million, RMB239,641 million and RMB210,200 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment for 2014 amounted to RMB221,479 million, which were primarily used for domestic oil and gas exploration projects in oil and gas fields located in Changqing, Daqing, the Southwest, Tarim, Liaohe among other places, the construction of oil and gas production capacity projects in the oil and gas fields, and large-scale oil and gas development projects located in the five major overseas cooperative regions.

It is anticipated that capital expenditures for the Exploration and Production segment for 2015 will amount to RMB200,200 million. The Group will continue to implement the “Peak Growth in Oil and Gas Reserves” Program for domestic exploration and put more efforts in the work relating to key oil and gas regions such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin. For domestic development activities, the Group will focus on ensuring a stable output of crude oil and relatively fast growth in the output of natural gas by stabilising and increasing the output from oil and gas fields such as those in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest, along with the development of unconventional resources such as coal bed methane and shale gas. Overseas operations will continue to focus on the oil and gas exploration and development of existing projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region with the aim to ensure high growth in both the reserve of and the output from these areas.

Refining and Chemicals

Capital expenditures for the Group’s Refining and Chemicals segment for 2014 amounted to RMB30,965 million, which were primarily used in the construction of large-scale refining and chemical projects, such as Yunnan Petrochemical, and the China IV standard quality upgrade projects for petroleum and diesel products.

It is anticipated that capital expenditures for the Refining and Chemicals segment for 2015 will amount to RMB25,900 million, which are expected to be used primarily for the construction of large-scale refining and chemical projects, such as Yunnan Petrochemical, and the China V standard quality upgrade projects for petroleum and diesel products.

Marketing

Capital expenditures for the Group’s Marketing segment for 2014 amounted to RMB5,616 million, which were mainly used for the construction of sales network facilities such as service stations and oil depots.

It is anticipated that capital expenditures for the Marketing segment for 2015 will amount to RMB9,000 million, which are expected to be used primarily for the construction and expansion of sales networks for domestic high-profitability markets and the construction of overseas oil and gas operating hubs.

Natural Gas and Pipeline

Capital expenditures for the Group’s Natural Gas and Pipeline segment for 2014 amounted to RMB32,919 million, which were mainly used for construction projects including the Third West-East Gas Pipeline, the Zhongwei-Guiyang Gas Pipeline, the Third Daqing-Tieling Crude Oil Pipeline and the Fourth Daqing-Tieling Crude Oil Pipeline as well as the Tangshan LNG.

It is anticipated that capital expenditures for the Natural Gas and Pipeline segment for 2015 will amount to RMB30,200 million, which are expected to be used primarily for the construction of key oil and gas transmission projects such as the Third West-East Gas Pipeline, the Fourth Shaanxi-Beijing Gas Pipeline, the Tieling-Dalian Crude Oil Pipeline and the Jinzhou-Zhengzhou Refined Oil Pipeline, as well as the construction of gas storage reservoir and city gas facilities.

Head Office and Other

Capital expenditures for the Head Office and Other segment for 2014 were RMB750 million, which were primarily used for research activities and development of the IT system.

It is anticipated that capital expenditures for the Head Office and Other segment of the Group for 2015 will amount to RMB700 million, which are expected to be used primarily for research activities and development of the IT system.

3.1.4 Business Prospects

In 2015, the global economy is expected to continue to recover at a low speed, subject to some unstableness and uncertainties. The energy sector is currently under substantive adjustment. As China’s economy is expected to keep growing in a moderate and stable way, the demand for oil and gas in China is expected to continue to grow steadily. The State will devote great efforts to developing clean energies and pushing forward reforms in energy pricing and the oil and gas systems, which will provide favourable conditions for the business development of the Group. The Group will adhere to its guidelines of quality, profitability and sustainable development, continue to implement its three major strategies, namely, resources, markets and internationalisation, place an emphasis on the development of its oil and gas business, improve its capability of market interaction along the whole industry chain including production, transportation, sales, storage and trade, strengthen the innovation momentum and marketing efficiency and vigorously broaden its source of income, reduce expenditure, cut costs and improve efficiency in an effort to maintain a steady and positive improvement of its production and operation.

In respect of exploration and production, the Group will continue to prioritise its strategy of resources and focus on the major basins, optimise venture exploration targets and strive to achieve findings of considerable scale in exploration and new strategic succession. The Group will pursue the exploration of tight oil in a steady way and continue to expand exploration results. The Group will organise its oil and gas production in a scientific manner, emphasise the construction of key production capacity projects, strengthen the lifecycle management of projects, continue to promote the industrialisation of mature technologies, further increase the production capacity of coal bed methane projects, and endeavor to enhance economic benefit.

In respect of refining and chemicals, the Group will adhere to the principle of moderate scale, appropriate product lines, suitable timing of construction and proper standards. The Group will focus on optimising its geographical layout and resource allocation, the process routing and products structure, and reinforcing benchmarking management. The Group will organise refining production in a safe, stable and flexible manner. The Group will push forward the construction of key refining projects in a well-paced and orderly way, complete the construction of oil product quality upgrade projects and put them into operation as scheduled, and continuously improve its sustainable development ability and profitability.

In respect of marketing, the Group will pay close attention to the emerging features of the market, promptly respond to changes in the market, and formulate flexible marketing strategies. The Group will optimise the allocation and flow of resources, emphasising the development of regions with regional advantages and high profitability. The Group will improve the development quality of its marketing network, promote its brand image, build golden terminals, enrich its operation models, and continuously enhance its profitability and market competitiveness.

In respect of natural gas and pipeline, the Group will reinforce the connection between resources and market, continuously optimise the structures of regions and users, continue to develop high-end and high profitability markets, and keep improving the operating efficiency and overall results of the industry chain. The Group will continue to push forward the construction of key pipelines, improve the regional gas pipeline networks, strengthen the operation and management of existing gas storage reservoir and the construction of new gas storage reservoir and continuously enhance its capabilities of pipeline transportation and emergency peak shaving.

In respect of international operations, the Group will further expand international cooperation in the field of oil and gas, speed up the construction of the five major overseas oil and gas cooperation zones and the four major strategic oil and gas channels, and realise a well-coordinated development of resources import and integration of up-stream and down-stream industries. The Group will emphasise the exploration and development of key projects and high-profitability projects, and endeavour to increase production and improve efficiency. The Group will leverage on the synergy between overseas oil and gas operating hubs and international trading, optimise resource channels and trading pace, and enhance its capacity of allocation of resources and international operation level.

3.2 Other Financial Data

(1) Financial Data Prepared under CAS

	As at December 31, 2014	As at December 31, 2013	Percentage of Change
	RMB million	RMB million	%
Total assets	2,405,376	2,342,004	2.7
Current assets	391,308	430,953	(9.2)
Non-current assets	2,014,068	1,911,051	5.4
Total liabilities	1,087,616	1,072,096	1.4
Current liabilities	579,829	645,489	(10.2)
Non-current liabilities	507,787	426,607	19.0
Equity attributable to equity holders of the Company	1,176,010	1,132,850	3.8
Total equity	1,317,760	1,269,908	3.8

For reasons for changes, please read Section (3) in 3.1.3.

(2) Principal operations by segment and by product under CAS

	Income from principal operations for the year 2014	Cost of principal operations for the year 2014	Margin*	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	percentage points
Exploration and Production	760,962	427,539	30.0	(0.7)	3.2	(0.1)
Refining and Chemicals	839,233	702,387	2.1	(2.9)	(3.3)	(0.8)
Marketing	1,926,685	1,865,461	3.1	(0.4)	(0.4)	0.1
Natural Gas and Pipeline	280,078	266,060	4.7	22.4	18.9	3.0
Head Office and Other	452	210	—	(6.8)	(12.5)	—
Inter-segment elimination	(1,566,484)	(1,566,444)	—	—	—	—
Total	2,240,926	1,695,213	14.2	1.2	2.2	(0.1)

*	Margin = Profit from principal operations / Income from principal operations

(3) Principal subsidiaries and associates under CAS

Name of company	Registered capital		Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets	Net profit
	RMB million		%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited(1)		47,500	100.00	286,313	69,666	216,647	50,554
CNPC Exploration and Development Company Limited		16,100	50.00	150,314	38,406	111,908	12,483
PetroChina Hong Kong Limited	HK$	7,592 million	100.00	93,121	32,111	61,010	6,842
PetroChina International Investment Company Limited		31,314	100.00	112,610	96,557	16,053	(3,341)
PetroChina International Co., Ltd.		14,000	100.00	141,399	104,253	37,146	3,703
PetroChina Northwest United Pipelines Company Limited		62,500	52.00	68,803	5,808	62,995	408
PetroChina Eastern Pipelines Co., Ltd.		10,000	100.00	87,963	38,807	49,156	4,896
Dalian West Pacific Petrochemical Co., Ltd.	US$	258 million	28.44	9,036	14,841	(5,805)	(1,465)
China Marine Bunker (PetroChina) Co., Ltd.		1,000	50.00	8,026	5,513	2,513	101
China Petroleum Finance Co., Ltd.		5,441	49.00	640,467	601,742	38,725	5,432

Arrow Energy Holdings Pty Ltd.	AUD	2	50.00	43,072	20,210	22,862	(4,439)
PetroChina United Pipelines Co., Ltd.		40,000	50.00	87,761	2,034	85,727	8,919
CNPC Captive Insurance Co., Ltd.		5,000	49.00	8,699	3,527	5,172	173

Notes:	(1)	Operating income and operating profit of Daqing Oilfield Company Limited for 2014 was RMB183,203 million and RMB67,560 million respectively.

3.3 Distribution Plan for the Final Dividend for 2014

The Board recommends a final dividend of RMB 0.09601 per share (inclusive of applicable tax) for 2014, which is based on 45% of the net profit of the Group for the twelve months ended December 31, 2014 after deducting the interim dividend for 2014 paid respectively on September 19, 2014 (in respect of A shares) and on September 29, 2014 (in respect of H shares). The proposed final dividend is subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 27, 2015. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on June 9, 2015. The register of members of H shares will be closed from June 4, 2015 to June 9, 2015 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on June 3, 2015. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of June 9, 2015 are eligible for the final dividend. The final dividend of A shares and H shares for 2014 will be paid on or about June 10, 2015 and July 16, 2015, respectively.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited and relevant laws, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on May 27, 2015. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof.

According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what will be registered on the Company’s H share register of members on June 9, 2015.

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for its individual H shareholders (“Individual H Shareholders”) and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for personal income tax rates in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No.124) For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for personal income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 9, 2015 and will accordingly withhold and pay the individual income tax. If the country of domicile of an Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., June 3, 2015 (address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Individual H Shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the Individual H Shareholder based on the recorded Registered Address on June 9, 2015.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Circular on the Tax Policies concerning the Pilot Program of the Shanghai and Hongkong Stock Market Trading Interconnection Mechanism , which became effective on November 17, 2014, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will levy tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of the investors under the Northbound Trading Link and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

4 Significant Events

4.1 Acquisition of Assets

4.1.1 In March 2014, the Group, through its subsidiary PetroChina International Iraq FZE, paid a consideration of US$442 million to ExxonMobil Iraq Limited to raise its working interest in the West Qurna-1 project in Iraq from 25% to 32.7%. The Group acquired a 25% working interest in this project on December 2, 2013.

4.1.2 On November 13, 2013, the Group, through its subsidiaries CNPC E&D Holding Cooperatief U.A. and CNODC International Holding Ltd. (the “Purchasers”), entered into an acquisition agreement with Petrobras International Braspetro B.V. and Petrobras De Valores Internacional De Espana S.L. (the “Sellers”), for the Purchasers to acquire 100% of the shares in Petrobras Energia Peru S.A. owned by the Sellers. The Group paid US$ 2.643 billion in consideration on November 6, 2014.

The above-mentioned transactions did not affect the continuity of business or the stability of management of the Group. They are conducive to the sustainable and healthy development of the overseas business of the Group and will continuously benefit the future financial conditions and operating results of the Group.

4.2 The Promulgation of the Proposals Concerning the Adjustment of the Price of Natural Gas

On August 10, 2014, the National Development and Reform Commission (the “NDRC”) promulgated the Notice of the National Development and Reform Commission Concerning the Adjustment of the Price of Stock Natural Gas Consumed by Non-residential Users (Fa Gai Jia Ge [2014] No. 1835). The notice prescribes that from September 1, 2014, the citygate price for the consumption amount of natural gas in 2012 consumed by non-residential users will be appropriately increased, and that the issuance of the price adjustment mechanism for natural gas consumed by fertilizer makers would be put on hold. No adjustment will be made to the citygate price for natural gas consumed by residential users. Further actions will be taken to implement the policy in connection with the liberalisation of the sales price of imported liquefied natural gas (LNG) and the ex-factory prices for shale gas, coal-seam gas and coal gas.

This event did not affect the continuity of business or the stability of management of the Group. It is conducive to the sustainable and healthy development of the natural gas business of the Group and will continuously benefit the future financial conditions and operating results of the Group.

4.3 The Promulgation of the Policies Concerning Raising the Refined Oil Consumption Tax

On November 28, 2014, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Raising the Refined Oil Consumption Tax (Cai Shui [2014] No. 94). The notice prescribes that the unit amount of the consumption tax on gasoline, naphtha, solvent oil and lubricating oil and that on diesel, jet fuel and fuel oil will be raised by RMB 0.12/L and RMB 0.14/L respectively, based on the current unit tax amount commencing from November 29, 2014. Collection of tax on jet fuel will continue to be suspended.

On December 12, 2014, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Further Raising the Refined Oil Consumption Tax (Cai Shui [2014] No. 106). The notice prescribes that the unit amount of the consumption tax on gasoline, naphtha, solvent oil and lubricating oil and that on diesel, jet fuel and fuel oil will be raised from RMB 1.12/L to RMB 1.4/L and from RMB 0.94/L to RMB 1.1/L respectively, commencing from December 13, 2014. Collection of tax on jet fuel will continue to be suspended.

The events outlined above did not affect the continuity of business or the stability of management of the Group and will not significantly affect the sustainable and healthy development of the refining and chemicals and the marketing business of the Group, the future financial conditions and operating results of the Group.

4.4 Events after the Balance Sheet Date

4.4.1 Pursuant to the Notice on the Increase of the Threshhold of the Crude Oil Special Gain Levy (Cai Shui [2014] No. 115) of the Ministry of Finance, the threshold of the crude oil special gain levy will increase to US$65 per barrel, which has 5 levels and is still calculated and charged according to the progressive and valorem rate on the excess amounts from January 1, 2015.

4.4.2 In accordance with the Notice on Continuing to Raise the Refined Oil Consumption Tax (Cai Shui [2015] No. 11) jointly issued by the Ministry of Finance and the State Administration of Taxation, the unit amount of the consumption tax on gasoline, naphtha, solvent oil and lubricating oil and that on diesel, jet fuel and fuel oil will be raised from RMB 1.4/L to RMB 1.52/L and from RMB 1.1/L to RMB 1.2/L respectively, commencing from January 13, 2015. Collection of tax on jet fuel will continue to be suspended.

4.4.3 In accordance with the Notice on Adjusting the Price of Natural Gas Consumed by Non-residential Users (Fa Gai Jia Ge [2015] No. 351) issued by the NDRC, the price of domestic natural gas for the consumption amount in 2012 and for that exceeds 2012 level will be officially adjusted to the same level, commencing from April 1, 2015. In consideration of the price movement of alternative energy like fuel oil and liquefied petroleum gas in the second half of 2014 and the current pricing mechanism of natural gas, the citygate price ceiling for the consumption amount exceeds 2012 level will decrease by RMB 440/ Kilostere and the citygate price ceiling for the consumption amount in 2012 will increase by RMB 40/ Kilostere.

4.5 Progress of Litigation

Regarding the disclosed class action proceedings brought by individual overseas shareholders before the United States Federal District Court for the Southern District of New York against the Company and certain individuals based on the fact that certain former directors and former senior management were subject to investigation conducted by the relevant PRC authorities, the notice in respect of such action was served to the Company. Details are further described in the Company’s announcements in connection with the disclosure of the proceedings (No. Lin 2013-025 and Lin 2013-031 respectively) posted on the website of Shanghai Stock Exchange and on China Securities Journal, Shanghai Securities News and Securities Times dated September 6, 2013 and November 26, 2013, and on the website of the Hong Kong Stock Exchange. On April 4, 2014, the United States Federal District Court for the Southern District of New York entered an order consolidating the related actions and appointing the lead plaintiff and the chief counsel.

On June 6, 2014, the lead plaintiff submitted the revised indictment and changed defendants to Jiang Jiemin, Ran Xinquan and Li Hualin, who are the former directors and former senior management of the Company. The relevant charges set out in the indictment were roughly the same as those in the previous indictment in connection with violation of the U.S. Securities Act.

On August 5, 2014, in view of the revised indictment, the Company filed a motion to dismiss.

In November 2014, upon approval by the court, the U.S. plaintiff further submitted a Revised Joinder Indictment. In view of the indictment, the Company filed another motion to dismiss with the court in February 2015.

During the current reporting period, the normal course of business of the Company has not been affected. The Company will use its best endeavour to proactively defend against such action so as to protect its lawful interests.

5 Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Annual Report

Ö  Applicable        ☐  Not applicable

The Group has implemented new Accounting Standards for Business Enterprises promulgated or revised by the Ministry of Finance of the People’s Republic of China from July 1, 2014, and the implementation of new or revised Accounting Standards for Business Enterprises has no significant impact on the consolidated financial statements of the Group.

5.2 Nature, Corrected Amount, Reason and Impact of Material Accounting Error

☐  Applicable        Ö  Not applicable

5.3 Changes in the Scope of Consolidation as Compared with those for Last Annual Report

☐  Applicable        Ö  Not applicable

5.4 Statement of the Board of Directors and the Supervisory Committee on Issuance of a “Non-Standard Auditing Report” by the Auditor

☐  Applicable        Ö  Not applicable

5.5 The Balance Sheets, Income Statements, with Comparatives

5.5.1 Financial statements prepared in accordance with IFRS

(1) Consolidated Statement of Comprehensive Income

		2014	2013
	Notes	RMB million	RMB million

TURNOVER	(i)	2,282,962	2,258,124

OPERATING EXPENSES
Purchases, services and other		(1,486,225)	(1,464,805)
Employee compensation costs		(120,822)	(116,422)
Exploration expenses, including exploratory dry holes		(22,064)	(25,301)
Depreciation, depletion and amortisation		(177,463)	(163,365)
Selling, general and administrative expenses		(73,413)	(79,021)
Taxes other than income taxes		(237,997)	(248,086)
Other income, net		4,855	27,518

TOTAL OPERATING EXPENSES		(2,113,129)	(2,069,482)

PROFIT FROM OPERATIONS		169,833	188,642

FINANCE COSTS
Exchange gain		5,020	4,157
Exchange loss		(7,333)	(4,105)
Interest income		1,596	2,222
Interest expense		(23,319)	(23,081)

TOTAL NET FINANCE COSTS		(24,036)	(20,807)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		10,962	10,228

PROFIT BEFORE INCOME TAX EXPENSE	(ii)	156,759	178,063
INCOME TAX EXPENSE	(iii)	(37,731)	(35,789)

PROFIT FOR THE YEAR		119,028	142,274

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS
Currency translation differences		(7,557)	(11,432)
Fair value gain from available-for-sale financial assets, net of tax		91	45
Share of the other comprehensive income/(loss) of associates and joint vertures accounted for using the equity method		159	(218)

OTHER COMPREHENSIVE LOSS, NET OF TAX		(7,307)	(11,605)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		111,721	130,669

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		107,172	129,599
Non-controlling interests		11,856	12,675

		119,028	142,274

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		101,279	120,577
Non-controlling interests		10,442	10,092

		111,721	130,669

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.59	0.71

(2) Consolidated Statement of Financial Position

		2014	2013
	Notes	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment		1,747,691	1,648,823
Investments in associates and joint ventures		116,947	116,700
Available-for-sale financial assets		2,170	1,641
Advance operating lease payments		66,341	62,449
Intangible and other non-current assets		62,962	67,270
Deferred tax assets		14,995	11,226
Time deposits with maturities over one year		3,059	3,048

TOTAL NON-CURRENT ASSETS		2,014,165	1,911,157

CURRENT ASSETS
Inventories		165,977	227,017
Accounts receivable	(vi)	53,104	64,027
Prepaid expenses and other current assets		83,379	68,299
Notes receivable		12,827	14,360
Time deposits with maturities over three months but within one year		2,243	5,843
Cash and cash equivalents		73,778	51,407

TOTAL CURRENT ASSETS		391,308	430,953

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	364,060	383,004
Income taxes payable		6,917	16,013
Other taxes payable		39,724	53,705
Short-term borrowings		169,128	192,767

TOTAL CURRENT LIABILITIES		579,829	645,489

NET CURRENT LIABILITIES		(188,521)	(214,536)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,825,644	1,696,621

EQUITY
Equity attributable to owners of the Company:
Share capital		183,021	183,021
Retained earnings		707,303	669,300
Reserves		285,570	280,414

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,175,894	1,132,735
NON-CONTROLLING INTERESTS		141,887	137,200

TOTAL EQUITY		1,317,781	1,269,935

NON-CURRENT LIABILITIES
Long-term borrowings		370,301	302,862
Asset retirement obligations		109,154	94,531
Deferred tax liabilities		15,900	15,166
Other long-term obligations		12,508	14,127

TOTAL NON-CURRENT LIABILITIES		507,863	426,686

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,825,644	1,696,621

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Turnover

Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas.

(ii) Profit Before Income Tax Expense

	2014	2013
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	275	358
Reversal of provision for impairment of receivables	56	80
Reversal of write down in inventories	74	53
Gain on disposal of certain pipeline net assets and operations	—	24,822

Charged
Amortisation of intangible and other assets	4,531	3,695
Auditors’ remuneration (i)	53	53
Cost of inventories recognised as expense	1,713,290	1,676,539
Provision for impairment of receivables	86	29
Loss on disposal of property, plant and equipment	3,721	3,543
Operating lease expenses	12,582	11,902
Research and development expenses	13,088	14,157
Write down in inventories	1,924	413

(i)	The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 34 million payable to the Company’s current auditor and its network firms, which primarily relates to audit fees paid by subsidiaries and other audit related services (2013: RMB 28 million).

(iii) Income Tax Expense

	2014	2013
	RMB million	RMB million
Current taxes	41,007	52,112
Deferred taxes	(3,276)	(16,323)

	37,731	35,789

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China is qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2014	2013
	RMB million	RMB million
Profit before income tax expense	156,759	178,063

Tax calculated at a tax rate of 25%	39,190	44,516
Prior year tax adjustment	1,900	1,005
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	2,302	2,351
Effect of preferential tax rate	(6,948)	(15,687)
Tax effect of income not subject to tax	(4,953)	(3,743)
Tax effect of expenses not deductible for tax purposes	6,240	7,347

Income tax expense	37,731	35,789

(iv) Basic and Diluted Earnings Per Share

For the year 2014 and 2013, basic and diluted earnings per share have been computed by dividing profit for the year attributable to owners of the Company by the 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

(v) Dividends

	2014	2013
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2014 (a)	30,656	—
Proposed final dividends attributable to owners of the Company for 2014 (b)	17,572	—
Interim dividends attributable to owners of the Company for 2013 (c)	—	29,485
Final dividends attributable to owners of the Company for 2013 (d)	—	28,835

	48,228	58,320

(a)	Interim dividends attributable to owners of the Company in respect of 2014 of RMB 0.16750 yuan per share amounting to a total of RMB 30.656 billion were paid on September 19, 2014 (A shares) and on September 29, 2014 (H shares).
(b)	At the fifth meeting of the Sixth Session of the Board of the Company, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2014 of RMB 0.09601 yuan per share amounting to a total of RMB 17.572 billion. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2015 when approved at the forthcoming Annual General Meeting.
(c)	Interim dividends attributable to owners of the Company in respect of 2013 of RMB 0.16110 yuan per share amounting to a total of RMB 29.485 billion were paid on October 24, 2013.
(d)	Final dividends attributable to owners of the Company in respect of 2013 of RMB 0.15755 yuan per share amounting to a total of RMB 28.835 billion were paid on July 17, 2014.
(e)	Final dividends attributable to owners of the Company in respect of 2012 of RMB 0.13106 yuan per share amounting to a total of RMB 23.985 billion were paid on July 18, 2013.

(vi) Accounts Receivable

	December 31, 2014	December 31, 2013
	RMB million	RMB million
Accounts receivable	53,620	64,523
Less: Provision for impairment of receivables	(516)	(496)

	53,104	64,027

The aging analysis of accounts receivable (net of impairment of accounts receivable), based on the invoice date (or date of revenue recognition, if earlier) at December 31, 2014 and December 31, 2013 is as follows:

	December 31, 2014	December 31, 2013
	RMB million	RMB million
Within 1 year	51,878	63,443
Between 1 and 2 years	862	475
Between 2 and 3 years	282	41
Over 3 years	82	68

	53,104	64,027

(vii) Accounts Payable and Accrued Liabilities

	December 31, 2014	December 31, 2013
	RMB million	RMB million
Trade payables	84,929	130,353
Advances from customers	54,007	46,804
Salaries and welfare payable	5,903	4,836
Accrued expenses	164	137
Dividends payable by subsidiaries to non-controlling shareholders	274	1,017
Interest payable	2,621	2,861
Construction fee and equipment cost payables	155,324	167,722
Other	60,838	29,274

	364,060	383,004

Other consists primarily of loans borrowed from foreign enterprises and customer deposits.

The aging analysis of trade payables at December 31, 2014 and 2013 is as follows:

	December 31, 2014	December 31, 2013
	RMB million	RMB million
Within 1 year	79,903	125,459
Between 1 and 2 years	2,898	2,756
Between 2 and 3 years	1,059	911
Over 3 years	1,069	1,227

	84,929	130,353

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline.

The segment information for the operating segments for the year ended December 31, 2014 and 2013 are as follows:

Year 2014	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	777,574	846,082	1,938,501	284,262	3,027	3,849,446
Less: intersegment sales	(629,186)	(668,002)	(244,226)	(24,398)	(672)	(1,566,484)

Turnover from external customers	148,388	178,080	1,694,275	259,864	2,355	2,282,962

Depreciation, depletion and amortisation	(129,221)	(21,533)	(11,709)	(12,804)	(2,196)	(177,463)
Profit/(loss) from operations	186,897	(23,560)	5,421	13,126	(12,051)	169,833

Year 2013	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	783,694	871,815	1,946,806	232,751	2,687	3,837,753
Less: intersegment sales	(618,851)	(681,687)	(263,100)	(15,360)	(631)	(1,579,629)

Turnover from external customers	164,843	190,128	1,683,706	217,391	2,056	2,258,124

Depreciation, depletion and amortisation	(115,528)	(22,478)	(11,280)	(11,838)	(2,241)	(163,365)
Profit/(loss) from operations	189,698	(24,392)	7,562	28,888	(13,114)	188,642

5.5.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

Unit: RMB million

	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
ASSETS	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	76,021	57,250	38,507	27,484
Notes receivable	12,827	14,360	9,743	10,973
Accounts receivable	53,104	64,027	6,405	4,694
Advances to suppliers	22,959	11,445	4,979	4,397
Other receivables	17,094	17,802	98,644	55,676
Inventories	165,977	227,017	124,046	173,290
Other current assets	43,326	39,052	30,244	27,724

Total current assets	391,308	430,953	312,568	304,238

Non-current assets
Available-for-sale financial assets	2,133	1,603	1,449	1,271
Long-term equity investments	116,570	116,289	365,681	320,849
Fixed assets	621,264	559,346	365,366	422,676
Oil and gas properties	880,482	801,083	586,889	535,733
Construction in progress	240,340	282,325	123,608	154,378
Construction materials	5,200	5,762	3,070	4,218
Intangible assets	67,489	62,592	52,186	49,131
Goodwill	7,233	7,225	—	119
Long-term prepaid expenses	28,727	26,424	23,131	22,966
Deferred tax assets	14,995	11,226	10,331	9,163
Other non-current assets	29,635	37,176	14,286	18,908

Total non-current assets	2,014,068	1,911,051	1,545,997	1,539,412

TOTAL ASSETS	2,405,376	2,342,004	1,858,565	1,843,650

	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
LIABILITIES AND SHAREHOLDERS’ EQUITY	The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	115,333	110,894	107,541	126,463
Notes payable	5,769	832	5,348	8
Accounts payable	240,253	298,075	142,903	170,431
Advances from customers	54,007	46,804	38,306	29,748
Employee compensation payable	5,903	4,836	3,980	3,403
Taxes payable	46,641	69,718	31,036	46,311
Other payables	54,476	27,025	24,532	20,793
Current portion of non-current liabilities	53,795	81,873	40,048	55,089
Other current liabilities	3,652	5,432	2,406	2,628

Total current liabilities	579,829	645,489	396,100	454,874

Non-current liabilities
Long-term borrowings	298,803	211,708	212,830	169,775
Debentures payable	71,498	91,154	71,000	91,000
Provisions	109,154	94,531	72,999	61,291
Deferred tax liabilities	15,824	15,087	—	—
Other non-current liabilities	12,508	14,127	5,230	4,773

Total non-current liabilities	507,787	426,607	362,059	326,839

Total liabilities	1,087,616	1,072,096	758,159	781,713

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	115,492	115,552	127,830	127,888
Special reserve	10,345	8,922	7,027	6,398
Other comprehensive income	(19,725)	(13,832)	460	(49)
Surplus reserves	184,737	175,051	173,645	163,959
Undistributed profits	702,140	664,136	608,423	580,720

Equity attributable to equity holders of the Company	1,176,010	1,132,850	1,100,406	1,061,937

Non-controlling interests	141,750	137,058	—	—

Total shareholders’ equity	1,317,760	1,269,908	1,100,406	1,061,937

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,405,376	2,342,004	1,858,565	1,843,650

(2) Consolidated and Company Income Statements

Unit: RMB million

Items	2014	2013	2014	2013
	The Group	The Group	The Company	The Company
Operating income	2,282,962	2,258,124	1,409,862	1,362,289
Less: Cost of sales	(1,735,354)	(1,701,840)	(1,073,099)	(1,004,735)
Taxes and levies on operations	(227,774)	(238,663)	(173,590)	(177,578)
Selling expenses	(63,207)	(60,036)	(46,984)	(44,581)
General and administrative expenses	(84,595)	(90,564)	(60,674)	(64,887)
Finance expenses	(24,877)	(21,897)	(21,694)	(22,169)
Asset impairment losses	(5,575)	(4,182)	(2,361)	(4,036)
Add: Investment income	12,297	10,769	60,061	62,672

Operating profit	153,877	151,711	91,521	106,975

Add: Non-operating income	13,274	38,735	20,820	42,054
Less: Non-operating expenses	(10,383)	(12,430)	(8,370)	(9,443)

Profit before taxation	156,768	178,016	103,971	139,586

Less: Taxation	(37,734)	(35,787)	(7,107)	(5,230)

Net profit	119,034	142,229	96,864	134,356

Attributable to:
Equity holders of the Company	107,173	129,577	96,864	134,356
Non-controlling interests	11,861	12,652	—	—

Earnings per share
Basic earnings per share (RMB Yuan)	0.59	0.71	0.53	0.73
Diluted earnings per share (RMB Yuan)	0.59	0.71	0.53	0.73

Other comprehensive (loss) / income	(7,307)	(11,605)	509	(308)

Other comprehensive (loss)/income attributable to equity holders of the Company, net of tax	(5,893)	(9,022)	509	(308)

Other comprehensive (loss)/income would be reclassified to profit or loss
Including:
Share of other comprehensive income/(loss) of equity-accounted investee	159	(218)	369	(288)
Gains or losses arising from changes in fair value of available-for-sale financial assets	106	37	140	(20)
Translation differences arising on translation of foreign currency financial statements	(6,158)	(8,841)	—	—
Other comprehensive loss attributable to non-controlling interests of the Company, net of tax	(1,414)	(2,583)	—	—

Total comprehensive income	111,727	130,624	97,373	134,048

Attributable to:
Equity holders of the Company	101,280	120,555	97,373	134,048
Non-controlling interests	10,447	10,069	—	—

6 Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Company, during the twelve months ended December 31, 2014.

7 Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”). Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code in the reporting period.

8 Compliance with the Corporate Governance Code

For the twelve months ended December 31, 2014, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules, except that:

After prudent consideration of the laws and regulations of the places where the shares of the Company are listed, the background of the industry to which the Company belongs as well as the current corporate structure, the Company has not set up a nomination committee as at the end of the reporting period. Nonetheless, the requirements for nomination of directors are set out in detail in the Articles of Association. Shareholders holding three percents or above of the voting shares of the Company may put forward an extraordinary written proposal to the general meeting in relation to the intention to nominate a candidate for Director and the candidate’s willingness to accept such nomination prior to such meeting. Directors of the Company shall be elected at general meetings of the Company for a term of office of not more than three years. Upon expiration of his term, each Director shall be entitled to be re-elected.

9 Audit Committee

The Audit Committee of the Company comprises Mr. Lin Boqiang, Mr. Liu Yuezhen and Mr. Zhang Biyi. The major responsibilities of the Audit Committee are to review and monitor the Group’s financial reporting procedures and internal control systems and to provide opinions to the Board. The Audit Committee of the Company has reviewed and confirmed the annual results for the twelve months ended December 31, 2014.

The figures set out in the results announcement of the Group for the year ended December 31, 2014 have been reviewed by the Company’s auditor to be consistent with the figures set out in the Group’s audited consolidated financial statements for the year ended December 31, 2014.

By Order of the Board of Directors

PetroChina Company Limited

Zhou Jiping

Chairman

Beijing, the PRC

March 26, 2015

As at the date of this announcement, the Board of Directors comprises Mr. Zhou Jiping as the Chairman; Mr. Wang Dongjin as the Vice Chairman and executive Director; Mr. Yu Baocai, Mr. Shen Diancheng and Mr. Liu Yuezhen as non-executive Directors; Mr. Liu Hongbin as executive Director; and Mr. Chen Zhiwu, Mr. Richard H. Matzke, Mr. Lin Boqiang and Mr. Zhang Biyi as independent non-executive Directors.

This announcement contains certain forward-looking statements with respect to the financial position, financial results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.